SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 13)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007 and April 30, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 1.	Subject Company Information.

Item 1(b) is hereby amended and supplemented by replacing the last sentence of Item 1(b) with the following:

As of the close of business on April 23, 2007, there were 16,467,125 shares of Common Stock issued and outstanding.

Item 2.	Identify and Background of Filing Person.

Item 2(b) is hereby amended and supplemented by adding the following new paragraphs immediately after the second full paragraph of Item 2(b):

On May 1, 2007, the Company, Beckman and Purchaser entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”), pursuant to which, among other things, Purchaser increased the Offer Price to $90.00 per share in cash, without interest, less any applicable withholding taxes. The material terms and conditions of the Merger Agreement Amendment are described in Amendment No. 7 to the Tender Offer Statement on Schedule TO, dated May 2, 2007. The Offer, as amended by the Merger Agreement Amendment, is referred hereto as the “Amended Offer.”

A copy of the Merger Agreement Amendment is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

Unless otherwise stated or indicated by the context thereof, the “Merger Agreement” in the Schedule 14D-9 shall refer to the Merger Agreement, as amended by the Merger Agreement Amendment, and the “Offer” in the Schedule 14D-9 shall refer to the Amended Offer.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3(a) is hereby amended and supplemented by replacing in its entirety the portion of Item 3(a) under and including the subheadings “Acceleration of Option Vesting” and “Assumption of Options” with the following:

Acceleration of Option Vesting and Option Cash-Out

Pursuant to the Merger Agreement, subject to the following paragraph, each option to purchase Common Stock (a “Company Option”) outstanding and unexercised immediately prior to the Effective Time will become fully vested and exercisable immediately prior to the Effective Time. The portion of each Company Option that is vested and exercisable at the Effective Time (after taking into account the acceleration of vesting set forth in the preceding sentence) will be cancelled and terminated at the Effective Time in exchange for a cash payment (without interest), to be made by Beckman or the Surviving Corporation promptly following the Effective Time, equal to the product of: (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Option immediately prior to the Effective Time.

Notwithstanding the foregoing, the portion of any Company Option that is: (i) held by a person who, immediately prior to the Effective Time, does not have a status that entitles such person to accrue service towards increased vesting in such Company Option (either pursuant to Company policy or provisions contained in applicable Company Options); and (ii) unvested immediately prior to the Effective Time, will be cancelled and terminated at the Effective Time with no payment made in respect thereof (except to the extent such cancellation and termination is prohibited by applicable legal requirements, in which case such portion will become fully vested and exercisable immediately prior to the Effective Time as set forth in the foregoing paragraph).

As of April 23, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 1,860,845 shares of Common Stock, 291,630 of which were unvested as of that date, with exercise prices ranging from $10.00 to $55.23 per share and an aggregate weighted average exercise price of $40.49 per share.

Item 3(b) is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the subheading “Merger Agreement” of Item 3(b):

The summary of the Merger Agreement Amendment and the description of the conditions of the Amended Offer contained in the Tender Offer Statement on Schedule TO, as amended, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement Amendment, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

Item 3(b) is hereby further amended and supplemented by adding the following paragraph immediately prior to the subheading “Exclusivity Agreement” of Item 3(b):

On May 1, 2007, the Company and Beckman entered into an amendment to the Confidentiality Agreement, pursuant to which the parties agreed to amend the definition of “Standstill Period” in the Confidentiality Agreement by replacing the phrase “During the 18-month period commencing on the date of this Agreement” with the “During the period commencing on May 11, 2006 and ending on March 23, 2007” (the “Confidentiality Agreement Amendment”). Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, together with its amendments, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 3(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 3(c):

Concurrently with the execution of the Merger Agreement Amendment, Mr. Blickenstaff delivered a letter to Beckman acknowledging that the terms of the Support Agreement remain in full force and effect and continue to apply to the terms of the Merger Agreement, as amended by the Merger Agreement Amendment (the “Support Agreement Letter”). A copy of the Support Agreement Letter is filed as Exhibit (e)(15) hereto and is hereby incorporated by reference.

Item 4.	The Solicitation or Recommendation.

Item 4(a) is hereby amended and supplemented by adding the subheading “Recommendation as to the Offer” immediately preceding the first paragraph under Item 4(a) and by adding the text “as to the Offer” after the word “recommendation” in the second paragraph under Item 4(a).

Item 4(a) is hereby further amended and supplemented by adding the following subheading and text at the end of Item 4(a):

Recommendation as to the Amended Offer

The Biosite Board has unanimously: (1) determined that the Merger Agreement, as amended by the Merger Agreement Amendment, the Amended Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, are fair to, and in the best interests of, the Company’s stockholders; (2) approved the Merger Agreement, as amended by the Merger Agreement Amendment; (3) declared that the Merger Agreement, as amended by the Merger Agreement Amendment, is advisable; and (4) resolved to recommend that the Company’s stockholders accept the Amended Offer, tender their shares of Common Stock to Purchaser pursuant to the Amended Offer and adopt the Merger Agreement, as amended by the Merger Agreement Amendment, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger.

Item 4(b) is hereby amended and supplemented by adding the following paragraphs at the end of the subsection entitled “Background of the Merger” and immediately prior to the subheading “Reasons for Recommendation” of Item 4(b):

On April 4, 2007, Biosite received an unsolicited letter from Inverness Medical Innovations, Inc. (“Inverness”) in which Inverness indicated that it was prepared to offer to acquire all of Biosite’s outstanding Common Stock, other than the approximate 4.9% of Biosite shares already owned by Inverness, in a cash merger for $90.00 per share (the “Inverness Proposal”). The letter from Inverness was accompanied by commitment letters from Inverness’ proposed financing sources. Inverness is the party referred to as “Company C” in the “Background of the Merger” section under Item 4 of the Schedule 14D-9. Complete copies of the letter from Inverness and the accompanying commitment letters from Inverness’ proposed financing sources were filed as Exhibit (a)(1)(K), Exhibit (a)(1)(L) and Exhibit (a)(1)(M) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

In accordance with the terms of the Merger Agreement, on April 4, 2007, Biosite informed Beckman of the receipt of the Inverness Proposal and delivered to Beckman copies of the letter from Inverness and the accompanying commitment letters.

The Biosite Board met telephonically on April 4 and April 5, 2007 to discuss the Inverness Proposal with members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter Anderson & Corroon LLP (“Potter”), Biosite’s Delaware legal counsel.

In the morning on April 5, 2007, Biosite issued a press release announcing the receipt of the Inverness Proposal. Later that day, Biosite received a letter from Beckman commenting on the Inverness Proposal. A copy of the letter from Beckman is filed as Exhibit (a)(1)(DD) hereto and is incorporated herein by reference.

In the early afternoon on April 9, 2007, the Biosite Board held a special telephonic meeting to discuss the Inverness Proposal and the letter received from Beckman. After such discussion, it was determined that the Biosite Board meeting would be adjourned until later that evening and that, prior to reconvening the meeting, representatives of Biosite would inform representatives of Beckman that the Biosite Board was likely to conclude that the Inverness Proposal is reasonably likely to lead to a superior proposal as defined in the Merger Agreement. Prior to the time the meeting was reconvened, Biosite received a letter from Beckman in which Beckman reiterated its positions taken in the letter dated April 5, 2007, a copy of which letter is filed as Exhibit (a)(1)(EE) hereto and is incorporated herein by reference.

The meeting of the Biosite Board was reconvened in the evening on April 9, 2007. At this meeting, the Biosite Board, after consultation with its financial and legal advisors, determined that the Inverness Proposal was reasonably likely to lead to a superior proposal as defined in the Merger Agreement. Based in part on this determination, the Biosite Board authorized Biosite to engage and participate in discussions and negotiations with Inverness, and in connection therewith, to provide non-public information to Inverness pursuant to an appropriate confidentiality agreement with Inverness.

Pursuant to the Merger Agreement, Biosite provided Beckman with at least 48 hours notice prior to the time it intended to initially engage in discussions or negotiations with or initially furnish non-public information to Inverness in response or with respect to the Inverness Proposal. On April 10, 2007, Beckman sent a letter to Biosite waiving, in this instance, the 48 hour notice period, a copy of which letter was filed as Exhibit (a)(1)(P) to the Schedule 14D-9 and is incorporated herein by reference.

On April 11, 2007, Biosite entered into a confidentiality agreement with Inverness with terms no less favorable in any material respect to Biosite than those contained in the Confidentiality Agreement.

From April 11, 2007 through April 25, 2007, Biosite furnished non-public information relating to Biosite and its subsidiaries to Inverness and its representatives and financing sources as permitted by the terms of the Merger Agreement. On April 12, 2007, Inverness delivered to Biosite a draft merger agreement. Biosite engaged in discussions and negotiations with Inverness concerning the Inverness Proposal, including the draft merger agreement and the accompanying commitment letters. As a result of such discussions and negotiations, Inverness delivered to Biosite a revised draft merger agreement as well as revised commitment letters. The revised commitment letters were filed as Exhibit (a)(1)(S), (a)(1)(T), (a)(1)(V) and (a)(1)(W) to the Schedule 14D-9 and are incorporated herein by reference. Pursuant to the terms of the Merger Agreement, Biosite delivered to Beckman copies of all written communication between Biosite and Inverness. The Biosite Board met via teleconference on April 13, April 19 and April 23, 2007 to discuss the status of the discussions and negotiations between Biosite and Inverness. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter also participated in those meetings of the Biosite Board.

In the morning on April 25, 2007, Biosite received a letter from Inverness with a binding offer to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than shares of Common Stock already owned by Inverness, for $90.00 per share in cash. The offer letter, among other things, required Biosite’s Chairman and Chief Executive Officer,

Kim D. Blickenstaff, and his spouse to sign a support agreement with terms substantially similar to those contained in the Support Agreement described in Item 3(c) above. The offer letter also required each of Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D. (collectively, the “Selected Biosite Individuals”) to sign a non-competition, non-disclosure and intellectual property assignment agreement with terms substantially similar to those contained in the Non-Competition Agreements described in Item 3(c) above (collectively, the “Inverness Non-Competition Agreements”). The Biosite Board met via teleconference early in the day on April 25, 2007 to discuss the terms and conditions of the letter received from Inverness earlier that day. After being informed that Mr. Blickenstaff was not willing to sign the support agreement and the Selected Biosite Individuals were not willing to sign the Inverness Non-Competition Agreements in their proposed forms, the Biosite Board concluded that it was unable to determine that the Inverness offer constituted a superior proposal as defined in the Merger Agreement and agreed to adjourn the meeting pending further discussions with Inverness. Later that day, following negotiations between legal counsel for the Selected Biosite Individuals and legal counsel for Inverness, Inverness agreed to eliminate the requirement for a support agreement and to amend the Inverness Non-Competition Agreements to provide for certain payments and benefits to the Selected Biosite Individuals to induce them to enter into the Inverness Non-Competition Agreements. The Biosite Board reconvened several times during the day on April 25, 2007 to receive updates on the discussions and negotiations with Inverness.

In the evening on April 25, 2007, Inverness resubmitted a binding offer to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than shares of Common Stock already owned by Inverness, for $90.00 per share in cash (the “Inverness Offer”). The Inverness Offer included a merger agreement signed by Inverness, and was accompanied by copies of signed and further revised commitment letters from Inverness’ proposed financing sources. The Inverness Offer stated that the Inverness Offer was irrevocable and would remain open until 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007. A complete copy of the Inverness Offer attaching the merger agreement signed by Inverness and the ancillary agreements signed by Inverness and the revised commitment letters was filed as Exhibit (a)(1)(AA) to the Schedule 14D-9 and is incorporated herein by reference.

The meeting of the Biosite Board that began early in the day on April 25, 2007 was reconvened in the evening on April 25, 2007. After consultation with its financial and legal advisors and after being informed that the Selected Biosite Individuals had reached an agreement in principle with Inverness with respect to the terms of the Inverness Non-Competition Agreements, the Biosite Board determined, upon confirmation to counsel for Biosite that the forms of Inverness Non-Competition Agreements had been modified to reflect the agreement in principle between the Selected Biosite Individuals and Inverness and were in a form acceptable to the Selected Biosite Individuals and Inverness, that the Inverness Offer constituted a superior proposal as defined in the Merger Agreement. Later that evening, Inverness and the Selected Biosite Individuals provided such confirmation to counsel to Biosite.

Pursuant to the terms of the Merger Agreement, on April 25, 2007, Biosite transmitted to Beckman a written notice of Biosite’s current intention to terminate the Merger Agreement and accept the Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007, and the Biosite Board’s current intention to effect a Company Change in Recommendation, as defined in the Merger Agreement, in support of the Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007, although the Biosite Board did not effect a Company Change in Recommendation at that time.

On April 26, 2007, Cooley received from Latham an initial draft of the amendment to the Merger Agreement reflecting Beckman’s proposed changes to the Merger Agreement (the “Beckman Proposal”). The Beckman Proposal provided that Beckman would increase the Offer Price to $90.00 per share, contingent upon, among other things: (a) an increase in the termination fee from $50 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite) to $70 million (approximately 4.2% of the equity value of Biosite on a treasury stock basis and approximately 4.3% of the enterprise value of Biosite); (b) an amendment to the Confidentiality Agreement that would terminate Beckman’s standstill obligations restricting it from making unsolicited offers or proposals to acquire Biosite; (c) the cancellation of the Company Options in exchange for a cash payment (rather than assumption of such Company Options); (d) the elimination of Biosite’s ability to require Purchaser to extend the Offer at Biosite’s request if any Offer condition is not satisfied; (e) an amendment to the existing BNP Assay Development, Manufacture and Supply Agreement between Biosite and Beckman (the “BNP Amendment”); (f) entry into two sublicense agreements pursuant to which Biosite would sublicense certain technologies to Beckman; and (g) the entry into a third sublicense agreement pursuant to which a subsidiary of Beckman would sublicense certain technologies to Biosite (the BNP Amendment and the three proposed sublicense agreements are referred to collectively as the “Commercial Arrangements”).

On April 27, 2007, representatives of Morgan Stanley engaged in discussions with representatives of Goldman Sachs and representatives of Latham and Beckman’s Delaware counsel, Young Conway Stargatt & Taylor LLP, engaged in discussions with representatives of Cooley and Potter regarding certain terms of the proposed amendment to the Merger Agreement. During these discussions, Beckman’s representatives indicated that for Beckman to propose any increase in the Offer Price, it would require that Biosite agree to the terms provided in the agreements delivered by Latham.

On April 27, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting.

On April 28, 2007, Cooley sent a revised draft of the amendment to the Merger Agreement to Latham. The revised draft sent by Cooley proposed, among other things, to eliminate the provisions relating to the Commercial Arrangements, decrease the amount of the termination fee to $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite), and restore Biosite’s right to require Purchaser to extend the Offer at Biosite’s request. Later that day, representatives of Beckman and representatives of Biosite continued their discussions regarding possible terms of an amendment to the Merger Agreement.

Early in the morning on April 29, 2007, Latham sent a revised draft of the amendment to the Merger Agreement to Cooley. The revised draft reflected the elimination of the provisions relating to the Commercial Arrangements and a decrease in the amount of the termination fee to $62.5 million (approximately 3.7% of the equity value of Biosite on a treasury stock basis and approximately 3.9% of the enterprise value of Biosite). During the day on April 29, 2007, representatives of Beckman and representatives of Biosite continued their discussions regarding possible terms of an amendment to the Merger Agreement. Mr. Garrett and Mr. Blickenstaff also discussed the possible terms of such an amendment.

In the early evening on April 29, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting. During such meeting, Latham sent a further revised draft amendment to the Merger Agreement, that provided for, among other things, a decrease in the termination fee to $59.5 million (approximately 3.6% of the equity value of Biosite on a treasury stock basis and approximately 3.7% of the enterprise value of Biosite).

Later in the evening on April 29, 2007, the Biosite Board reconvened its earlier meeting to discuss further the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting. Following that meeting and throughout the day on April 30, 2007, representatives of Biosite engaged in continuing discussions and negotiations with representatives of Beckman with respect to the size of the termination fee and whether Beckman would be obligated to extend the tender offer if requested by Biosite.

On or about 12:00 p.m. on Tuesday, May 1, 2007, Biosite received a revised draft amendment to the Merger Agreement from Beckman, which, among other things, provided for an increased Offer Price of $90.00 per share and a termination fee of $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite) (the “Revised Beckman Proposal”). The draft amendment to the Merger Agreement did not restore Biosite’s right to require Purchaser to extend the Offer at Biosite’s request. The Revised Beckman Proposal also included a draft amendment to the Confidentiality Agreement and a draft of the Support Agreement Letter.

Shortly after the receipt of the Revised Beckman Proposal on May 1, 2007, the Biosite Board held a special telephonic meeting. Members of senior management of Biosite, together with representatives of Goldman Sachs, representatives of Cooley and representatives of Potter, participated in the meeting. At this meeting, representatives of Cooley and representatives of Potter discussed with the Biosite Board the key terms of the proposed amendment to the Merger Agreement. Also at this meeting, Goldman Sachs delivered to the Biosite Board an oral opinion, which was confirmed by delivery of a written opinion dated May 1, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $90.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock was fair, from a financial point of view, to such holders. After further review and discussion, the Biosite Board unanimously determined that, if Beckman delivered a binding offer to Biosite with an amendment to the Merger Agreement signed by Beckman that includes the same terms as those contained in the Beckman Revised Proposal, such offer would be at least as favorable to Biosite’s stockholders as the Inverness Offer; unanimously determined that the Merger Agreement, as amended by the Merger Agreement Amendment, the Amended Offer, the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, are fair to, and in the best interests of, Biosite’s stockholders; approved the Merger Agreement, as amended by the Merger Agreement Amendment; and declared that the Merger Agreement, as amended by the Merger Agreement Amendment, is advisable and directed that the Merger Agreement, as amended by the Merger Agreement Amendment, be submitted to Biosite’s stockholders for adoption (unless not required pursuant to the DGCL).

On or about 5:30 p.m. on May 1, 2007, Beckman delivered a binding offer to Biosite with an amendment to the Merger Agreement signed by Beckman and Purchaser and an amendment to the Confidentiality Agreement that included the same terms as those contained in the Beckman Revised Proposal (i.e., the Amended Offer). The Amended Offer stated that the Amended Offer would remain available for Biosite’s consideration until 7:00 p.m., Pacific Daylight Time, on Tuesday, May 1, 2007. On or about 5:50 p.m. on May 1, 2007, Biosite delivered to Beckman the Merger Agreement Amendment and the Confidentiality Agreement Amendment, each signed by Biosite, and the Support Agreement Letter signed by Mr. Blickenstaff. In the evening on May 1, 2007, Beckman and Biosite each issued a press release announcing the Merger Agreement Amendment.

Item 4(b) is hereby further amended and supplemented by adding the subheading “Reasons for Recommending the Offer and the Merger Agreement” at the beginning of the first paragraph under the subsection entitled “Reasons for Recommendation”.

Item 4(b) is hereby further amended and supplemented by adding the following subheading and text at the end of the subsection entitled “Reasons for Recommendation” and immediately prior to the subheading “Financial Analyses and Forecasts” of Item 4(b):

Reasons for Recommending the Amended Offer and the Merger Agreement, as Amended by the Merger Agreement Amendment. In evaluating the Merger Agreement, as amended by the Merger Agreement Amendment, and the other transactions contemplated thereby, including the Amended Offer and the Merger, the Biosite Board consulted with the Company’s senior management, legal counsel and financial advisor. In recommending that the Company’s stockholders accept the Amended Offer, tender their shares of Common Stock to Purchaser pursuant to the Amended Offer and adopt the Merger Agreement, as amended by the Merger Agreement Amendment, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Biosite Board considered the same factors as described in the subsection entitled “Reasons for Recommending the Offer and the Merger Agreement” above, taking into account the changes in Offer Price, changes in the termination fee, changes in Biosite’s ability to require Purchaser to extend the Offer at Biosite’s request and changes in the treatment of Company Options set forth in the Merger Agreement Amendment, together with the other provisions of the Merger Agreement Amendment. In addition, the Biosite Board also considered a number of other factors, including the following:

•	the Amended Offer was made in response to a competitive bid from Inverness;

•

the $90.00 Offer Price provides for $5.00 per share of additional cash value compared to the Offer Price contemplated by the Merger Agreement and represents a premium of 66.1% based on the undisturbed closing market price of the Common Stock on March 22, 2007 of $54.17 per share, a premium of 68.3% based on the last undisturbed one-month average market price of the Common Stock of $53.47 per share, a premium of 85.5% based on the last undisturbed one-year average market price of the Common Stock of $48.52, and a premium of 75.9% based on the last undisturbed three-year average market price of the Common Stock of $51.16 per share;

•	the Amended Offer and the Merger Agreement, as amended by the Merger Agreement Amendment, are subject to no additional conditions in comparison to the Offer and the Merger Agreement, respectively;

•

the financing commitments provided by Beckman’s financing sources are subject to no additional conditions in comparison to the financing commitments provided by those sources in connection with the Offer and the Merger Agreement;

•	all conditions to the Offer (including applicable antitrust clearances), other than the condition that a majority of the shares of Common Stock be tendered, have been satisfied at this time;

•

the opinion of Goldman Sachs, dated May 1, 2007, to the Biosite Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $90.00 per share cash consideration to be received in the Amended Offer and the Merger, taken together, by holders of Common Stock. The full text of Goldman Sachs’ written opinion, dated May 1, 2007, is attached hereto as Annex IV. Holders of Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Goldman Sachs’ opinion was provided to the Biosite Board in its evaluation of the $90.00 per share cash consideration from a financial point of view and does not address any other aspect of the transaction. The opinion does not address the Company’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock in the Offer or how to vote or act with respect to the transaction;

•

the Biosite Board’s determination, after consultation with the Company’s legal and financial advisors, that the increase of $4 million in the termination fee payable under the Merger Agreement is not unreasonable or inappropriate given, among other things, the Biosite Board’s determination that the increased termination fee would not materially deter competing bids, including any potential bids by Inverness, and that the amount of termination fee as a percentage of equity value or enterprise value did not increase in a material respect;

•

the Inverness Offer contemplates a one-step merger structure, which will take a considerably longer period of time to complete as compared to the two-step tender offer structure proposed by Beckman and the greater uncertainty in completing the merger contemplated by the Inverness Offer resulting from, among other things, such longer period of time; and

•

Beckman, as compared to Inverness, has greater financial resources, which the Biosite Board believed would, improve the likelihood of a successful financing and closing of the Amended Offer and the Merger.

The Biosite Board also considered a number of uncertainties and risks concerning the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, including the same factors as described in the subsection entitled “Reasons for Recommending the Offer and the Merger Agreement” above, taking into account the changes in termination fee and the changes in the treatment of Company Options set forth in the Merger Agreement Amendment. In addition, the Biosite Board also considered a number of other factors, including the following:

•	the increase of $4 million in the termination fee payable under the Merger Agreement; and

•

the fact that Biosite’s ability to require Purchaser to extend the Offer at Biosite’s request if any Offer condition is not satisfied prior to the “outside date” has been eliminated in the Merger Agreement Amendment.

The Biosite Board believed that, overall, the potential benefits of the Amended Offer and the Merger to the Biosite stockholders outweighed the risks of the Amended Offer and the Merger.

The foregoing discussion of information and factors considered by the Biosite Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Amended Offer and the Merger, the Biosite Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Biosite Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Biosite Board were aware of the interests of executive officers and directors of Biosite as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

Item 4(c) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(c):

Concurrently with the execution of the Merger Agreement Amendment, Mr. Blickenstaff delivered to Beckman the Support Agreement Letter. A copy of the Support Agreement Letter is filed as Exhibit (e)(15) hereto and is hereby incorporated by reference.

Item 4(d) is hereby amended and supplemented by adding the subheading “Opinion of Biosite’s Financial Advisor as to the Offer” immediately prior to the first paragraph under the subsection entitled “Opinion of Biosite’s Financial Advisor”.

Item 4(d) is hereby amended and supplemented by adding the following subheading and text at the end thereof:

Opinion of Biosite’s Financial Advisor as to the Amended Offer

Goldman Sachs rendered its opinion to the Company’s board of directors that, as of May 1, 2007 and based upon and subject to the factors and assumptions set forth therein, the $90.00 per share of Common Stock in cash to be received by the holders of Common Stock in the Amended Offer and the Merger is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 1, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex IV. Goldman Sachs provided its opinion for the information and assistance of the Biosite Board in connection with its consideration of the Amended

Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender such shares of Common Stock in the Amended Offer or how any holder of Common Stock should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement, as amended by the Merger Agreement Amendment;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	other communications from the Company to its stockholders; and

•	Forecasts for the Company prepared by the management of the Company, including the “base case” forecasts for the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction. Its opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs, as of May 1, 2007.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Biosite Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 28, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical, undisturbed trading prices and volumes for the shares of Common Stock for the three-year period ended March 22, 2007. Goldman Sachs also reviewed historical trading prices on an indiced basis and compared such prices to its peer groups and the S&P 500. In addition, Goldman Sachs analyzed the consideration to be received by holders of Common Stock pursuant to the Merger Agreement, as amended by the Merger Agreement Amendment, in relation to certain historical market prices of the Common Stock.

This analysis indicated that the price per share to be paid to holders of Common Stock pursuant to the Merger Agreement, as amended by the Merger Agreement Amendment, represented:

•	a premium of 66.1% based on the undisturbed closing market price on March 22, 2007 of $54.17 per share;

•	a premium of 68.3% based on the last undisturbed one-month average market price of $53.47 per share;

•	a premium of 85.5% based on the last undisturbed one-year average market price of $48.52; and

•	a premium of 75.9% based on the last undisturbed three-year average market price of $51.16 per share.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company and Beckman to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the diagnostics industry:

Specialized Diagnostics

•	Ventana Medical Systems, Inc.

•	Immucor, Inc.

•	Idexx Laboratories, Inc.

•	Dade Behring Holdings, Inc.

•	Cytyc Corporation

•	bioMerieux sa

•	Bio-Rad Laboratories, Inc.

Molecular Diagnostics

•	Gen-Probe Incorporated

•	Digene Corporation

Large Diversified Diagnostics Companies

•	Beckman Coulter, Inc.

•	Becton, Dickinson and Company

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of April 28, 2007, information it obtained from SEC filings and the International Broker’s Estimate System (“IBES”). The multiples and ratios of the Company were calculated using the Company’s undisturbed closing price on March 22, 2007 and were based on information provided by the

Company’s management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of 2007 estimated revenues; and

•	enterprise value as a multiple of 2007 estimated earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Specialized Diagnostics Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007 Estimated Revenue	1.4x-9.4x	3.4x	2.7x	1.9x

2007 Estimated EBITDA	10.6x-24.4x	16.1x	10.6x	9.6x

Enterprise Value as a multiple of:	Molecular Diagnostics Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007 Estimated Revenue	4.6x-6.5x	5.5x	2.7x	1.9x

2007 Estimated EBITDA	19.0x-22.3x	20.6x	10.6x	9.6x

Enterprise Value as a multiple of:	Large Diversified Diagnostic Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007 Estimated Revenue	1.9x-3.2x	2.5x	2.7x	1.9x

2007 Estimated EBITDA	9.6x-11.7x	10.6x	10.6x	9.6x

Goldman Sachs also calculated and compared the selected companies’ estimated calendar years 2007 and 2008 price/earnings ratios to the results for the Company and Beckman. The following tables present the results of this analysis:

Price/Earnings Ratio:	Specialized Diagnostic Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007	23.1x-38.3x	30.0x	23.2x	19.5x

2008	18.8x-32.0x	25.8x	21.8x	17.3x

Price/Earnings Ratio:	Molecular Diagnostic Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007	39.8x-41.4x	40.6x	23.2x	19.5x

2008	30.5x-31.0x	30.7x	21.8x	17.3x

Price/Earnings Ratio:	Large Diversified Diagnostic Companies		Biosite Incorporated	Beckman Coulter, Inc.
	Range	Median
2007	19.5x-20.4x	19.9x	23.2x	19.5x

2008	17.3x-18.3x	17.8x	21.8x	17.3x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s “base case” Forecast to determine a range of implied present values per share of Common Stock. The Company’s free cash flows were discounted to May 1, 2007 and terminal values were based upon assumed perpetuity growth rates for cash flows in the year 2011 ranging from 3.0% to 5.0%. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 9.5% to 13.5% for the years 2007 through 2011. The discount rates applied by Goldman Sachs reflect the Company’s weighted average cost of capital. This analysis resulted in a range of illustrative values per Share of $59.22 to $124.72.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostics industry since 2001:

•	EQT Partners AB’s acquisition of Dako Denmark A/S – February 2007

•	Cytyc Corporation’s acquisition of Adeza Biomedical Corporation – February 2007

•	Quest Diagnostics Incorporated’s acquisition of POCT Holding AB (HemoCue) – February 2007

•	General Electric Company’s acquisition of Abbott Laboratories’ Diagnostic Business – January 2007

•	Cinven Limited’s acquisition of Phadia AB – November 2006

•	Danaher Corporation’s acquisition of Vision Systems Limited – October 2006

•	Becton, Dickinson and Company’s acquisition of TriPath Imaging, Inc. – August 2006

•	Siemens Aktiengesellschaft’s acquisition of Bayer AG’s Diagnostic Business – June 2006

•	Inverness Medical Innovations, Inc.’s acquisition of ACON Laboratories, Inc.’s Lateral Flow Immunoassay Products – May 2006

•	Siemens Aktiengesellschaft’s acquisition of Diagnostic Products Corporation – April 2006

•	Abbott Laboratories’ acquisition of TheraSense, Inc. – January 2004

•	Abbott Laboratories’ acquisition of i-STAT Corporation – December 2003

•	Abbott Laboratories’ acquisition of Vysis, Inc. – October 2001

For each of the selected transactions, Goldman Sachs calculated and compared aggregate consideration as a multiple of last twelve months’ sales and EBITDA, and equity consideration as a multiple of one-year forward net income.

The following tables present the results of this analysis:

Aggregate Consideration as a Multiple of:	Selected Transactions		Proposed Transaction
	Range	Median
LTM Sales	2.6x-12.1x	4.7x	5.2x

LTM EBITDA	10.5x-23.8x	13.1x	19.0x(1)

(1)

For purposes of calculating the aggregate consideration as a multiple of last twelve months’ EBITDA, EBITDA includes stock-based compensation expenses. This multiple would be 15.5x if stock-based compensation expenses are excluded.

Equity Consideration as a Multiple of:	Selected Transactions		Proposed Transaction
	Range	Median
One year forward net income	23.3x-49.0x	46.4x	42.1x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Beckman or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Biosite Board as to the fairness from a financial point of view of the $90.00 per share of Common

Stock in cash to be received by the holders of Common Stock in the Amended Offer and Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The merger consideration was determined through arms’-length negotiations between the Company and Beckman. and was approved by the Biosite Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Biosite Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Biosite Board was one of many factors taken into consideration by the Biosite Board in making its determination to approve the Merger Agreement, as amended by the Merger Agreement Amendment. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex IV.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. Goldman Sachs expects to receive fees for its services in connection with the Amended Offer and Merger, all of which are contingent upon consummation of the Amended Offer and Merger, and the Company has agreed to reimburse its expenses and indemnify Goldman Sachs against certain liabilities arising out of its engagement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as arranger in connection with a $30 million open market share buyback and a $100 million accelerated share buyback in 2006. Goldman Sachs also may provide investment banking services to the Company, Beckman and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, Beckman and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Beckman for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Item 6.	Interests in Securities of the Subject Company.

Item 6 is amended and supplemented by replacing the first paragraph of Item 6 in its entirety with the following:

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except for the following: (a) on April 2, 2007, Howard E. Greene, Jr., a member of the Biosite Board, was issued 246.61 stock units under the Company’s Amended and Restated 1996 Stock Incentive Plan pursuant to the Company’s director fee deferral program; and (b) on March 12, 2007 Mr. Greene sold 1,250 shares of Common Stock in the open market at a price of $54.0829 per share, and on April 9, 2007 Mr. Greene sold 1,250 shares of Common Stock in the open market at a price of $92.5608 per share. Both of Mr. Greene’s sales of Common Stock were pursuant to a Rule 10b5-1 trading plan adopted on November 14, 2006.

Item 9.	Exhibits.

Item 9 is amended and supplemented by deleting Exhibits (a)(5), (e)(6) and (e)(7) and adding the following:

Exhibit No.	Description
(a)(1)(DD)	Letter from Beckman Coulter, Inc. to Biosite Incorporated, dated April 5, 2007 (incorporated by reference to Exhibit (a)(5)(G) to the amendment to Schedule TO filed by Beckman Coulter, Inc. and Louisiana Acquisition Sub., Inc. on April 9, 2007).

(a)(1)(EE)	Letter from Beckman Coulter, Inc. to Biosite Incorporated, dated April 9, 2007 (incorporated by reference to Exhibit (a)(5)(I) to the amendment to Schedule TO filed by Beckman Coulter, Inc. and Louisiana Acquisition Sub., Inc. on April 10, 2007).

(a)(1)(FF)	Press release issued by Beckman Coulter, Inc., dated May 1, 2007 (incorporated by reference to Exhibit (a)(5)(M) to the amendment to Schedule TO filed by Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc. on May 2, 2007).

(a)(1)(GG)	Press release issued by Biosite Incorporated, dated May 1, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Biosite Incorporated on May 2, 2007).

(a)(5)(A)	Opinion of Goldman, Sachs & Co. to the Board of Directors of Biosite Incorporated, dated March 24, 2007 (incorporated by reference to Annex II attached to the Schedule 14D-9 filed by Biosite Incorporated on April 2, 2007).

(a)(5)(B)	Opinion of Goldman, Sachs & Co. to the Board of Directors of Biosite Incorporated, dated May 1, 2007 (incorporated by reference to Annex IV attached to this Amendment No. 13 to Schedule 14D-9).*

(e)(6)	Confidentiality Agreement, dated May 11, 2006, by and between Biosite Incorporated and Beckman Coulter, Inc., as amended on June 2, 2006 and May 1, 2007.*

(e)(7)	Exclusivity Agreement, dated March 23, 2007, by and between Biosite Inc. and Beckman Coulter, Inc.*

(e)(14)	Amendment to the Agreement and Plan of Merger, dated as of May 1, 2007, by and among Beckman Coulter, Inc., Louisiana Acquisition Sub, Inc. and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Biosite Incorporated on May 2, 2007).

(e)(15)	Letter from Kim D. Blickenstaff to Beckman Coulter, Inc., dated May 1, 2007 (incorporated by reference to Exhibit (d)(8) to the amendment to Schedule TO filed by Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc. on May 2, 2007).

*	Filed herewith

Annex I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Promulgated Thereunder.

The following information amends and supplements the Information Statement of Biosite Incorporated mailed on or about April 2, 2007. Any capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Information Statement. The information below should be read carefully in conjunction with the Information Statement.

Annex I is hereby amended and supplemented by adding the following paragraphs to the end of the second paragraph thereof:

On May 1, 2007, Purchaser increased the price payable in the Offer from $85.00 to $90.00 per share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase contained in the Tender Offer Statement on Schedule TO, as amended from time to time (collectively, the “Amended Offer”). The Amended Offer is being made pursuant to the Merger Agreement, as amended by the Amendment to the Agreement and Plan of Merger, dated as of May 1, 2007, by and among Beckman, Purchaser and Biosite (the “Merger Agreement Amendment”). On May 1, 2007, Beckman issued a press release announcing that Beckman has agreed to extend the Amended Offer until the end of the day at 12:00 midnight, Eastern Daylight Time, on Tuesday, May 15, 2007.

Except as otherwise stated or indicated by the context thereof, all references to the “Merger Agreement” in the Information Statement shall mean the Merger Agreement, as amended by the Merger Agreement Amendment; and all references to the “Offer” in the Information Statement shall mean the Amended Offer.

Annex I of the Schedule 14D-9 is hereby further amended by replacing the second sentence of the first paragraph under the section heading “Certain Information Concerning Biosite Incorporated” with the following:

As of the close of business on April 23, 2007, there were 16,467,125 shares of Common Stock issued and outstanding and no shares of preferred stock outstanding.

Annex I of the Schedule 14D-9 is hereby further amended by replacing the beneficial ownership table under the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” immediately prior to the subheading “Section 16(a) Beneficial Ownership Reporting Compliance” with the following:

The following table sets forth certain information regarding the ownership of Common Stock as of March 31, 2007 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of Common Stock.

	Beneficial Ownership (1)
Beneficial Owner	Number of Shares	Percent of Total
Neuberger Berman Inc. and its affiliates (2) 605 Third Avenue New York, NY 10158	2,412,247	15.0%

Smith Barney Fund Management LLC and its affiliates (3) 399 Park Avenue New York, NY 10022	1,182,700	7.3%

Barclays Global Investors, NA and its affiliates (4) 45 Fremont Street San Francisco, CA 94105	1,101,811	6.8%

Wellington Management Company, LLP (5) 75 State Street Boston, MA 02109	871,425	5.4%

GAMCO Investors, Inc. and its affiliates (6) One Corporate Center Rye, NY 10580-1435	870,400	5.4%

Kim D. Blickenstaff (7)	623,480	3.9%

Dr. Kenneth F. Buechler (8)(7)	572,960	3.6%

Gunars E. Valkirs, Ph.D. (9)(7)	511,456	3.2%

Howard E. Greene, Jr. (10)(7)	279,088	1.7%

Christopher J. Twomey (11)(7)	282,118	1.8%

Christopher Hibberd (12)(7)	147,151	*

Lonnie M. Smith (7)	40,812	*

Dr. Anthony DeMaria (7)	16,743	*

Timothy J. Wollaeger (13)(7)	11,926	*

All executive officers and directors as a group (12 persons) (14)	2,667,449	16.6%

*	Denotes less than 1%
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,103,475 shares outstanding on March 31, 2007, adjusted as required by rules promulgated by the SEC.
(2)

Pursuant to a Schedule 13G dated February 13, 2007 that reported their holdings as of December 31, 2006, filed jointly by Neuberger Berman, Inc., Neuberger Berman, LLC, Neuberger Berman Management Inc. and Neuberger Berman Equity Funds. According to this Schedule 13G, Neuberger Berman, Inc. and Neuberger Berman, LLC reported beneficial ownership of 2,412,247 shares, sole voting power as to 19,378 shares, shared voting power as to 2,045,046 shares and shared dispositive power as to 2,412,247 shares. Neuberger Berman Management Inc. reported beneficial ownership of 2,045,046 shares and shared dispositive power as to 2,045,046 shares. Neuberger Berman Equity Funds reported beneficial ownership as to 2,020,397 shares; shared voting power as to 2,020,397 shares and shared dispositive power as to 2,020,397.

(3)	Pursuant to a Schedule 13G dated February 8, 2007 that reported their holdings as of December 31, 2006, filed jointly by ClearBridge Advisors, LLC and Smith Barney Fund Management LLC. According to this Schedule 13G/A, ClearBridge Advisors, LLC reported beneficial ownership of 1,144,700 shares, shared voting power as to 1,144,700 shares and shared dispositive power as to 1,144,700 shares; and Smith Barney Fund Management LLC reported beneficial ownership of 38,000 shares, shared voting power as to 38,000 shares and shared dispositive power as to 38,000 shares.
(4)	Pursuant to a Schedule 13G dated January 23, 2007 that reported their holdings as of December 31, 2006, filed jointly by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited. According to this Schedule 13G, Barclays Global Investors, NA reported beneficial ownership of 481,662 shares, sole voting power as to 419,852 shares and sole dispositive power as to 481,662 shares; Barclays Global Fund Advisors reported beneficial ownership of 609,808 shares, sole voting power as to 609,808 shares and sole dispositive power as to 609,808 shares; and Barclays Global Investors, Ltd reported beneficial ownership of 10,341 shares, sole voting power as to 10,341 shares and sole dispositive power as to 10,341 shares.
(5)	Pursuant to a Schedule 13G dated February 14, 2007 that reported its holdings as of December 31, 2006. According to this Schedule 13G, Wellington Management Company, LLP reported beneficial ownership of 871,425 shares, shared voting power as to 407,725 shares and shared dispositive power as to 871,425 shares.
(6)	Pursuant to a Schedule 13D dated April 3, 2007 that reported their holdings as of April 2, 2007, filed jointly by Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., Gabelli Securities, Inc., Gabelli Advisers, Inc. and GAMCO Investors, Inc. According to this Schedule 13D, Gabelli Funds, LLC reported beneficial ownership of 247,100 shares and sole voting power and dispositive power with respect to such shares; GAMCO Asset Management Inc. reported beneficial ownership of 469,800 shares, sole voting power with respect to 467,300 shares and sole dispositive power with respect to 469,800 shares; MJG Associates, Inc. reported beneficial ownership of 15,000 shares and sole voting power and dispositive power with respect to such shares; Gabelli Securities, Inc. reported beneficial ownership of 116,300 shares and sole voting power and dispositive power with respect to such shares; Gabelli Advisers, Inc. reported beneficial ownership of 2,200 shares and sole voting power and dispositive power with respect to such shares; and GAMCO Investors, Inc. reported beneficial ownership of 20,000 shares and sole voting power and dispositive power with respect to such shares. Mario Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the foregoing persons.
(7)	The amounts shown include shares which may be acquired currently or within 60 days after March 31, 2007, through the exercise of stock options as follows: Mr. Blickenstaff, 381,534 shares; Dr. Buechler, 315,967 shares; Dr. Valkirs, 259,446 shares; Mr. Greene, 29,243 shares; Mr. Twomey, 224,517 shares; Mr. Hibberd, 135,757 shares; Mr. Smith, 39,243 shares; Dr. DeMaria, 16,743 shares; Mr. Wollaeger, 6,926 shares.
(8)	Includes 254,771 shares held in a trust for the benefit of Dr. Buechler’s family as to which Dr. Buechler has shared voting and investment power.

(9)	Includes 249,225 shares held of record by the Valkirs Family Trust as to which Dr. Valkirs has shared voting and investment power and 2,785 shares held by a family member as to which Dr. Valkirs has shared voting and investment power.
(10)	Includes 2,200 shares held in a trust for the benefit of Mr. Greene’s children as to which Mr. Greene has shared voting and investment power.
(11)	Includes 56,655 shares held in trust for the benefit of Mr. Twomey’s family as to which Mr. Twomey has shared voting and investment power.
(12)	Includes 9,075 shares held in a trust for the benefit of Mr. Hibberd’s family as to which Mr. Hibberd has shared voting and investment power.
(13)	Includes 5,000 shares held in trust for the benefit of Mr. Wollaeger’s family as to which Mr. Wollaeger has shared voting and investment power.
(14)	Includes as outstanding an aggregate of 1,585,210 shares which may be acquired currently or within 60 days after March 31, 2007 pursuant to the exercise of options. Also includes 576,926 shares held by family trusts for the benefit of family members of directors and executive officers as to which such directors and executive officers have shared voting and investment power.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Christopher J. Twomey
Name:	Christopher J. Twomey
Title:	Senior Vice President, Finance and
Chief Financial Officer

Dated: May 2, 2007

Annex IV—Opinion of Goldman, Sachs & Co. to the Board of Directors of Biosite Incorporated, dated May 1, 2007

PERSONAL AND CONFIDENTIAL

May 1, 2007

Board of Directors

Biosite Incorporated

9975 Summers Ridge Road

San Diego, CA 92121

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Biosite Incorporated (the “Company”) of the $90.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer and Merger (as defined below) pursuant to the Amended Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc. (“Parent”), Louisiana Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Parent, and the Company, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of May 1, 2007 (as amended, the “Agreement”). The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $90.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held in the treasury of the Company or already owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or the Company or Appraisal Shares (as defined in the Agreement)) will be converted into the right to receive $90.00 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our

Board of Directors

Biosite Incorporated

May 1, 2007

Page Two

expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as arranger in connection with a $30 million open market share buyback and a $100 million accelerated share buyback in 2006. We also may provide investment banking services to the Company, Parent and their respective affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Parent and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management, including the base case forecast for the Company (the “Forecast”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for your information and assistance in connection with your consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Board of Directors

Biosite Incorporated

May 1, 2007

Page Three

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $90.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)